Exhibit 99.2

Management’s Discussion and

Analysis of Financial Condition

and Results of Operations

For the three-month periods ended March 31, 2021 and 2020

May 17, 2021

Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

NON-GAAP MEASURES	3

FORWARD-LOOKING STATEMENTS	3

OVERVIEW	5

SUMMARY OF FACTORS AFFECTING OUR PERFORMANCE	5
Number of Clinics	5
Competition	6
Industry Trends	6

HOW WE ASSESS THE PERFORMANCE OF OUR BUSINESS	6
GAAP Measures	6
Non-GAAP Measures	8

FACTORS AFFECTING THE COMPARABILITY OF OUR RESULTS	8
Acquisition Activity	8
Newly Adopted Accounting Standards	9
Segments	9

RECENT DEVELOPMENTS	9
COVID-19	9
Government Payments	10
2025 Senior Notes	10
Investment in Artificial Intelligence Business	11
Issuance of RSUs and Stock Options	11
Subsequent Events	11

RESULTS OF OPERATIONS	13

SELECTED CONSOLIDATED BALANCE SHEET INFORMATION	15

LIQUIDITY AND CAPITAL RESOURCES	18
General	18
Lending Arrangements and Debt	19

CONTRACTUAL OBLIGATIONS	20

FINANCIAL INSTRUMENTS	20

OFF-BALANCE SHEET ARRANGEMENTS	21

SHARE INFORMATION	21

RELATED PARTY TRANSACTIONS	21

CRITICAL ACCOUNTING ESTIMATES	22
Accounts Receivable	22
Impairment of Goodwill and Long-Lived Assets	22
Income Taxes	23
Business Combinations	23

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	23

RISK FACTORS	24

ADDITIONAL INFORMATION	24

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis dated May 17, 2021 (“MD&A”) provides information concerning Akumin Inc.’s (“Akumin” or the “Company”) financial condition and results of operations. You should read the following MD&A together with our condensed consolidated interim financial statements and related notes for the three-month period ended March 31, 2021 (the “Q1 2021 Financial Statements”). This MD&A contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements because of certain factors, including, but not limited to, those which are not within our control. See “Forward-Looking Statements”.

Amounts stated in this MD&A are in thousands of U.S. dollars, unless otherwise stated.

Non-GAAP Measures

This MD&A makes reference to certain non-GAAP measures. These non-GAAP measures are not recognized measures under United States generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP. There is unlikely to be comparable or similar measures presented by other companies. Rather, these non-GAAP measures are provided as additional information to complement those GAAP measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-GAAP measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under GAAP. We use non-GAAP financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-GAAP measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on GAAP measures. We believe the use of these non-GAAP measures, along with GAAP financial measures, enhances the reader’s understanding of our operating results and is useful to us and to investors in comparing performance with competitors, estimating enterprise value, and making investment decisions. We also believe that securities analysts, investors, and other interested parties frequently use non-GAAP measures in the evaluation of issuers. Our management uses non-GAAP measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-GAAP measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Company before interest expense (net), income tax expense (benefit) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, deferred rent expense (credit) and one-time adjustments.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense, taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans,

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strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this MD&A include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of named executive officers.

Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisitions;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

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•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate, or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

Overview

We are a provider of outpatient diagnostic imaging services in the United States. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders to help reduce unnecessary invasive procedures, determine the appropriate amount of care and minimize the cost for patients. Our services include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography as well as other diagnostic or interventional radiology procedures.

We seek to develop leading positions in regional markets to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for long-term relationships with key payors, radiology groups and referring physicians. Our operations team is dedicated to meeting our standards of patient care, managing relationships with local physicians and payors, and improving profitability. We provide corporate training programs, standardized policies and procedures and share best practices among the physicians in our regional networks so that they can be implemented.

Our scalable and integrated operating platform supports our ability to drive organic growth, realize cost efficiencies and create value from integrating acquisitions. Strategic acquisitions and organic growth have helped us strengthen our position in core geographies.

Summary of Factors Affecting Our Performance

Building on our track record, we believe that we have an important growth opportunity ahead of us. We believe that our performance and ability to achieve both organic and non-organic growth depends on many factors. These factors are also subject to a number of inherent risks and challenges, some of which are discussed below and in the “Risk Factors” section of this MD&A.

Number of Clinics

We have a meaningful opportunity to continue to grow the number of our diagnostic imaging facilities in the United States through organic and non-organic growth. The opening and success of new facilities is subject to many factors, including our ability to finance acquisitions, build relationships with referring doctors in new regions, and negotiate suitable lease terms for new locations, among other factors, some of which are beyond Akumin’s control.

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The following table shows the number of Akumin diagnostic imaging facilities as at each given date:

	As at Mar 31, 2021	As at Dec 31, 2020	As at Dec 31, 2019	As at Dec 31, 2018	As at Dec 31, 2017

Number of Diagnostic Imaging Facilities	127	127	129	96	74

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our facilities, the location of our facilities and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

We also face competition from other diagnostic imaging companies and investors in acquiring diagnostic imaging centers, which makes it more difficult to find attractive acquisition targets on favourable terms.

Akumin’s multi-modality imaging offering provides a one-stop-shop for patients and referring physicians and diversifies the Company’s revenue sources. The Company’s scalable and integrated operating platform is expected to create value from future acquisitions, cost efficiencies, and organic growth.

Industry Trends

Our revenue is impacted by changes to U.S. healthcare laws, our partners’ and contractors’ healthcare costs, and/or reimbursement rates by payors.

How We Assess the Performance of Our Business

The key performance indicator measures below are used by management in evaluating the performance of and assessing our business. We refer to certain key performance indicators used by management and typically used by our competitors in the diagnostic imaging industry, certain of which are not recognized under GAAP. See “Non-GAAP Measures”.

GAAP Measures

Revenue. Our revenue is comprised of service fee revenue and other revenue. The following is a brief description of the components of our revenue:

•

Service fee revenue is recorded during the period in which the Company’s performance obligations are satisfied, based on the estimated collectible amounts from the patients and third party payers. The Company’s performance obligations are satisfied when services are rendered to the patient. Since the gap between payment and delivery of services to patients is generally expected to be less than one year, the Company does not adjust the service fee revenue for a significant financing component, as a practical expedient. Third party payers include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans, commercial insurance companies, attorneys, and employers. Estimates of contractual allowances and the transaction price are based on the terms specified in the related contractual agreements, negotiated rates and historical and expected payment patterns. The Company estimates its expected reimbursement for patients based on the applicable contract terms and negotiated rates. The Company believes its review process enables it to identify instances on a timely basis where such estimates need to be revised.

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•

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees, government grants and fees for other services provided to third parties. Revenue is recorded during the period in which the Company’s performance obligations under the contract are satisfied by the Company.

Other GAAP measures. The management also uses net income attributable to shareholders of Akumin in evaluating the performance of and assessing our business.

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Non-GAAP Measures

This MD&A makes reference to certain non-GAAP measures. For a discussion on how we utilize non-GAAP measures, see the section above under the heading “Non-GAAP Measures”. The following table reconciles EBITDA, Adjusted EBITDA and Adjusted net income attributable to shareholders of Akumin to the most directly comparable GAAP financial performance measure.

(in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020
Net income (loss) attributable to shareholders of Akumin	681	2,235
Income tax provision (benefit)	281	445
Depreciation and amortization	5,576	4,987
Interest expense	8,368	7,462
EBITDA	14,906	15,129
Adjustments:
Stock-based compensation	427	593
Settlement costs (recoveries)	(24)	356
Acquisition-related costs	1,279	219
Operational financial instrument revaluation and other (gains) losses	90	(6,267)
Other financial instruments revaluation and other (gains) losses	(3,365)	4,263
Deferred rent expense (credit)(1)	445	675
Adjusted EBITDA	13,758	14,968
Revenue	66,889	71,262
Adjusted EBITDA Margin	21%	21%

Adjusted EBITDA	13,758	14,968
Less:
Depreciation and amortization	5,576	4,987
Interest expense	8,368	7,462
Sub-total	(186)	2,519
Effective tax rate(2)	23.9%	24.1%
Tax effect	(44)	607
Adjusted net income attributable to shareholders of Akumin	(142)	1,912
(1)	Based on note 7 of the Company’s Q1 2021 Financial Statements; Deferred rent expense (credit) is defined as operating lease cost less operating cash flows from operating leases.
(2)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.

Factors Affecting the Comparability of Our Results

Acquisition Activity

The timing of acquisitions and the opening of new facilities impacts our revenue and the comparability of our results from period to period.

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Newly Adopted Accounting Standards

Please refer to note 3 of the Q1 2021 Financial Statements for discussion of standards and interpretations that are issued, but not yet effective, up to the date of issuance of the condensed consolidated financial statements.

Segments

We identify our reporting segments based on the organizational units used by management to monitor performance and make operating decisions. We have identified one operating segment: outpatient diagnostic medical imaging services.

Recent Developments

COVID-19

Commencing during the three-month period ended March 31, 2020, and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic, with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non-essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected, to what extent containment measures will be applied, or the nature and timing of possible vaccinations. Imaging centers are healthcare facilities, and are generally considered an essential service with the expectation that they continue to operate during the pandemic. However, actions taken by government, referring physicians or individuals, in response to containment or avoidance of COVID-19 may impact a patient’s ability or decision to seek imaging services at a given time. Such actions may have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is the potential that certain non-urgent services that may be deferred without significant harm to a patient’s health may be delayed, either by us in response to local laws or public health guidance or voluntarily by the patient. In addition, the COVID-19 pandemic may impact supply chains, including our supply of personal protective equipment, and lead to personnel shortages, each of which could impact our ability to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, we may incur incremental credit losses beyond what is currently expected, reduced revenue and income and asset impairments. See “Risk Factors” below.

The Company instituted several realignment and cost containment measures to respond to the drop in volume that resulted from the COVID-19 pandemic and related government orders. On March 23, 2020, the Company issued a press release to describe the realignment of its operational resources to dedicate certain imaging centers to focus on patients showing active symptoms of COVID-19 in an effort to better allocate resources and respond to public health needs associated with the COVID-19 pandemic.

The Company’s cost containment measures included the temporary closure of 17 of the Company’s imaging centers to consolidate volume to nearby centers and reduced operating hours at the remainder of its imaging centers, with highest number of centers closed in mid-April, 2020. At that same time, the Company furloughed or laid off nearly 29% of its workforce, reduced work hours for its hourly personnel and reduced salaries by up to 20%, as well as negotiated deferral of certain costs due to landlords and other vendors.

In light of the improving business environment for the Company, reflected by increases in relative-value-units (“RVUs”) volume in Q3 2020 and Q4 2020, without contribution from new acquisitions (please refer “Selected Financial Information” below), the Company gradually increased its workforce to Q1 2021 (though total personnel remained below pre-COVID-19 levels through to the end of Q1 2021). Effective January 1, 2021, all reduced salaries had been returned to

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normal levels. Clinical operations have resumed to normal operating hours as patient volumes allow and substantially all of the clinics that had temporarily closed due to the COVID-19 pandemic have resumed normal operations. If the future economic or legislative environment related to the COVID-19 pandemic again leads to weakened business volume, the Company might re-institute cost containment measures similar to those described above in order to preserve its liquidity.

The Company did not alter its capital expenditure plans in 2020 and in Q1 2021 as a result of the pandemic in any material manner.

Since the start of the COVID-19 pandemic, the Company has increased the frequency of disinfecting its clinical areas, with a focus on “high touch” areas, procured increased inventories of personal protective equipment (such as masks, gowns, and gloves) and took precautions to follow guidance from the Centers for Disease Control (or CDC) and relevant state health departments in its clinics and corporate offices. To date, the Company has generally been able to procure enough personal protective equipment to meet its requirements.

As noted below (see “Recent Developments – 2025 Senior Notes”), in November 2020, the Company issued 7.0% fixed interest rate notes to refinance its variable interest rate long-term debt. This reduced interest rate risk for the Company which could have otherwise negatively affected the Company during the pandemic. As of March 31, 2021, the Company’s cost of capital has not been negatively affected due to COVID-19.

Finally, as further described below (see “Recent Developments – Government Payments”), the Company received grant funds in April 2020, December 2020 and April 2021 from Health and Human Services and advanced payments in April 2020 from Centers for Medicare and Medicaid Services, both of which were made available under U.S. federal government stimulus made available pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

Government Payments

In April 2020, the Company received approximately $1.1 million under the first appropriation made by Health and Human Services (“HHS”) to Medicare providers pursuant to the CARES Act. Subsequently, in December 2020, the Company received an additional grant from the HHS of approximately $4.1 million and in April 2021, the Company received an additional grant from the HHS of approximately $0.8 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so and has incurred expenses and experienced loss of revenue that are eligible to be reimbursed under these grants. The grants received are recorded in the consolidated statements of operations comprehensive income (loss) in the category “Other revenue”.

In April 2020, the Company received approximately $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (“CMS”). These payments are currently required to be repaid beginning one year after their receipt, being in or about April 2021, through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the consolidated balance sheets in the category “Accounts payable and accrued liabilities” until earned.

2025 Senior Notes

On November 2, 2020, the Company closed its previously announced offering of $400 million of aggregate principal amount of 7.00% senior secured notes due November 1, 2025 (the “2025 Senior Notes”). The net proceeds from this offering were used to repay in full the Company’s senior debt incurred by the Company in May 2019 primarily to help finance its acquisitions and settle previous loans, and the net derivative financial instrument liabilities and to pay related financing fees and expenses. The balance was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by the Company and each of its direct or indirect wholly owned subsidiaries, including professional service affiliates of the Company.

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the “November 2020 Revolving Credit Agreement”) with BBVA USA, as administrative and collateral agent, to provide

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for a senior secured revolving credit facility in an aggregate principal amount of $55 million (the “November 2020 Revolving Facility”), with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The November 2020 Revolving Facility will mature on the date that is five years after the issue date (the “November 2020 Revolving Facility Maturity Date”); provided that, if more than $50 million in aggregate principal amount of notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

On February 11, 2021 the Company completed a private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes”). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes.

The Company has applied part of the net proceeds from the New Notes for acquisitions and expects to use the balance of the net proceeds for future acquisitions (see “Recent Developments – Subsequent Events” below), with any unused proceeds to be used for working capital and other general corporate purposes, which may include reducing debt. The New Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each wholly owned subsidiary of the Company, including professional service affiliates of the Company and the guarantors.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions. As of March 31, 2021, the Company had no drawdowns on the new revolving credit facility.

Investment in Artificial Intelligence Business

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business as part of a private placement offering for approximately $4.6 million. The target develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the target to the Company in May 2020 converted for common equity. The Company’s total investment is estimated to be valued at approximately $8.0 million and represents a 34.5% interest in the target on a non-diluted basis. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events and certain assumptions, and the payment of approximately $0.4 million, would entitle the Company to acquire a further 2.4% interest in the target’s common equity.

Issuance of RSUs and Stock Options

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

Subsequent Events

a)

On April 1, 2021, the Company announced that it had entered into definitive agreements to acquire six freestanding, fixed-site outpatient diagnostic imaging clinics located in Florida. The acquisitions have an aggregate purchase price of $39 million based on an EBITDA multiple of 5.15x, subject to certain customary

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purchase price adjustments. $3.9 million, or 10%, of the aggregate purchase price is to be paid in common shares of Akumin based on the volume-weighted average price for the shares on the NASDAQ for the 20 trading days preceding the closing, subject to a $4.00 per share floor. These transactions closed on May 1, 2021. The Company is in the process of determining the preliminary purchase price allocation.

b)

On May 1, 2021, the Company closed a tuck-in acquisition for a single clinic in South Florida for a purchase price of $0.8 million. The Company is in the process of determining the preliminary purchase price allocation.

c)

On November 2, 2020, the Company reached a settlement with the sellers of its Georgia business pursuant to the process contemplated by the purchase agreement for that business which valued the ADG Acquisition - Earn-out at approximately $9.4 million. In accordance with the terms of the purchase agreement between the parties, 50% of the value of ADG Acquisition - Earn-out (approximately $4.7 million) was paid within 5 business days after the value was finally determined, on November 9, 2020. The remaining balance was paid on May 10, 2021.

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Results of Operations

(i)	Three-month period ended March 31, 2021 compared to three-month period ended March 31, 2020

The following tables summarize our results of operations for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

(in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020
Service fees – net of allowances and discounts	66,392	70,637
Other revenue	497	625
Revenue	66,889	71,262

Employee compensation	23,118	24,818
Reading fees	9,984	10,924
Rent and utilities	7,684	7,510
Third party services and professional fees	5,548	6,291
Administrative	3,648	3,884
Medical supplies and other expenses	3,141	2,927
Depreciation and amortization	5,576	4,987
Stock-based compensation	427	593
Operational financial instruments revaluation and other (gains) losses	90	(6,267)
Interest expense	8,368	7,462
Settlement costs (recoveries)	(24)	356
Acquisition related costs	1,279	219
Other financial instruments revaluation and other (gains) losses	(3,365)	4,263
Income (loss) before income taxes	1,415	3,295
Income tax provision (benefit)	281	445
Non-controlling interests	453	615
Net income (loss) attributable to shareholders of Akumin	681	2,235

Adjusted EBITDA (in thousands)	Three-month period ended Mar 31, 2021	Three-month period ended Mar 31, 2020
Revenue	66,889	71,262
Less:
Employee compensation	23,118	24,818
Reading fees	9,984	10,924
Rent and utilities	7,684	7,510
Third party services and professional fees	5,548	6,291
Administrative	3,648	3,884
Medical supplies and other expenses	3,141	2,927
Deferred rent (expense) credit	(445)	(675)
Sub-total	52,678	55,679
Non-controlling interests	453	615
Adjusted EBITDA	13,758	14,968
Adjusted EBITDA Margin	21%	21%

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Volume and revenue. The Company reports the measurement of volume of diagnostic imaging procedures at its facilities based on RVUs. RVUs are a standardized measure of value used in the United States Medicare reimbursement formula for physician services. RVUs related to service fee revenues in the three-month period ended March 31, 2021 were 1,515 (in thousands) compared to 1,525 in the three-month period ended March 31, 2020. On a same-center basis, RVUs were 1,504 in the three-month period ended March 31, 2021 compared to 1,518 in the three-month period ended March 31, 2020, which represents a decrease of approximately 1%. This represents a significant recovery from a same-center basis decline of 30% in the three-month period ended June 30, 2020.

Revenue was $66,889 and $71,262 for the three-month periods ended March 31, 2021 and 2020, respectively. The variance is mainly due to lower volume (approximately 1% overall as compared to 1% decline on a same-center basis) and lower service fee revenue per RVU (approximately 5% lower). The lower volume is due to the current economic environment and reduced demand for imaging services as a result of the COVID-19 pandemic and related government “stay-at-home” orders and other restrictions, as well as patients deferring elective procedures, which would have required our imaging services, due to the pandemic. Further, in February 2021, an ice storm disrupted our operations in Central Texas. As a result, some patients were unable to attend procedures and some centers were not available for use. The lower service fee revenue per RVU mainly resulted from payor and service mix. Going forward, the Company expects organic growth to improve, however, the COVID-19 pandemic may result in fluctuation of organic growth rates over time.

In the three-month period ended March 31, 2021, approximately 10% of service fee revenue was earned from attorney payors, compared to approximately 9% in the three-month period ended March 31, 2020.

Employee compensation. Payroll and staffing costs, as a percentage of revenue, remained consistent at 35% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Expenses for employee compensation were approximately $1,700 lower for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020 due mainly to the Company’s cost containment measures in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

Reading fees. Reading fees, as a percentage of revenue, remained consistent at 15% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Our reading fees are largely based on the volume of procedures performed. As a result, reading fee expenses are variable and closely correlated to revenue.

Rent and utilities. Rent and utilities, as a percentage of revenue, remained consistent at 11% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Rent and utilities expenses for the three-month period ended March 31, 2021 were broadly comparable to the three-month period ended March 31, 2020.

Third party services and professional fees. Third party services and professional fees, as a percentage of revenue, decreased from 9% to 8% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. The decrease, as a percentage of revenue, is mainly due to cost containment measures in response to the COVID-19 pandemic. See “Recent Developments – COVID-19” above.

Administrative expenses, medical supplies and other expenses. Administrative expenses, medical supplies and other expenses, as a percentage of revenue, remained consistent at 10% in the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020. Administrative expenses, medical supplies and other expenses decreased by approximately $22 for the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

Adjusted EBITDA. Adjusted EBITDA for the three-month period ended March 31, 2021 was $13,758 compared to $14,968 for the three-month period ended March 31, 2020. The variance is mainly attributable to lower revenue, partly offset by reduction in operating expenses. Adjusted EBITDA Margin for the three-month periods ended March 31, 2021 and March 31, 2020 was 21%.

Net income (loss) attributable to shareholders of Akumin. The net income attributable to shareholders of Akumin was $681 (1% of revenue) for the three-month period ended March 31, 2021 and net income for the three-month period ended March 31, 2020 was $2,235 (3% of revenue). The decrease in net income is mainly due to lower revenue as noted above.

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Selected Consolidated Balance Sheet Information

Consolidated Balance Sheet Information (in thousands)	As at Mar 31, 2021	As at Dec 31, 2020	As at Dec 31, 2019

Cash	122,725	44,396	23,389

Total assets	804,413	718,685	683,001

Less: Right of use assets	124,605	127,062	126,676

Total assets, excluding right of use assets	679,808	591,623	556,325

Total debt (1)	613,668	537,858	478,584

Less: Operating lease liabilities	130,281	132,299	129,050

Total debt, excluding Operating lease liabilities	483,387	405,559	349,534

Total non-current liabilities	602,616	527,015	477,373

Non-controlling interests	5,530	5,526	4,544

Shareholders’ equity attributable to shareholders of Akumin Inc.	135,313	134,206	152,519

Cash dividends declared (per-share)	n/a	n/a	n/a

(1)

Total debt consists of borrowings under the 2025 Senior Notes, senior debt incurred in May 2019 (and repaid using the proceeds of the 2025 Senior Notes), ADG Acquisition Earn-out (as defined below), Wesley Chapel Loan (as defined below), subordinated note-earn-out (paid in 2020), derivative financial instrument liabilities and leases (including finance leases and operating leases), including both the current and non-current portions.

Cash was $122,725 as at March 31, 2021, an increase of $78,329, as compared to $44,396 as at December 31, 2020. The increase in cash during the year ended December 31, 2020 was due to $10,249 from operating activities and $76,341 from financing activities, partly offset by $8,261 used in investing activities.

Accounts receivable were $95,886 as at March 31, 2021, an increase of $4,759, as compared to $91,127 as at December 31, 2020. We do not consider the impact of the COVID-19 pandemic material to the Company’s cash collections. However, from March 2020 through March 2021, the Company’s cash collections were impacted by COVID-19 in the following ways:

•

Paper-filing payors (which represent a small proportion of the Company’s payors as opposed to electronic filing payors) were temporarily delayed due to work-from-home staff’s inability to process paperwork;

•	The Company’s internal and external billing resources were temporarily impacted by the COVID-19 pandemic, resulting in lower than usual available personnel;

•	Payments from attorney payors were lower due to delays in court hearings caused by courthouse closures or deferrals of court cases, and by “stay-at-home” and similar orders; and

•	We believe, certain smaller payors may be delaying payments in order to manage their own cash flows during the pandemic.

The Company has a diverse mix of payors, including private, managed care, capitated and government payors. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from its payors but the concentration of the risk is minimized because of the large customer base and its dispersion across different payors.

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q1 2021        15

to economic conditions included the impact of the COVID-19 pandemic. The aging of the Company’s receivables, net of allowances, is as follows.

	As at Mar 31, 2021	As at Dec 31, 2020
Accounts receivable 0 – 90 days	32,250	33,226
91 – 180 days	17,000	17,869
More than 180 days	46,635	40,032

	95,886	91,127

Property and equipment and operating leases right-of-use assets were $203,813 as at March 31, 2021, a decrease of $3,178, as compared to $206,991 as at December 31, 2020. This decrease is mainly attributable to additions to right of use assets ($656), and capital expenditures ($4,296), offset by depreciation ($7,703) and net disposals ($427).

Intangible assets were $6,098 as at March 31, 2021, a decrease of $650, as compared to $6,748 as at December 31, 2020. This decrease is mainly due to amortization recorded in the period.

Goodwill was $360,604 as at March 31, 2021, unchanged from December 31, 2020.

Total debt (excluding operating lease liabilities) was $483,387 as at March 31, 2021, an increase of $77,828 as compared to $405,559 as at December 31, 2020. This increase is attributable to gross proceeds under the 2025 Notes ($78,750) and related non-cash interest accretion ($379), partly offset by decrease in finance lease liabilities ($77), loan repayments ($99), and debt issuance costs incurred ($1,125).

The Company’s shareholders’ equity attributable to shareholders of Akumin Inc. was $135,313 as at March 31, 2021, an increase of $1,107 as compared to $134,206 as at December 31, 2020. This increase is due to net income of $681 during the three-month period ended March 31, 2021 and stock-based compensation of $427.

Non-controlling interests were $5,530 as at March 31, 2021, an increase of $4, as compared to $5,526 as at December 31, 2020. In the three-month period ended March 31, 2021, net income attributable to the non-controlling interests was $453, partly offset by distributions of $449.

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Selected Financial Information

The following table shows selected quarterly financial information for the past eight quarters:

(in thousands, except EPS)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019

RVUs	1,515	1,533	1,490	1,094	1,525	1,583	1,435	1,163

Revenue	66,889	58,195	67,125	54,701	71,262	77,026	68,874	53,985

Adjusted EBITDA	13,758	15,861	17,827	14,796	14,968	20,231	18,039	12,290

Adjusted EBITDA Margin	21%	27%	27%	27%	21%	26%	26%	23%

Depreciation and amortization	5,576	5,050	5,251	5,172	4,987	4,228	4,700	3,525

Interest expense	8,368	8,343	8,961	8,014	7,463	7,627	7,664	3,617

Net income (loss) attributable to shareholders of Akumin	681	(21,825)	(1,550)	741	2,236	3,273	2,683	687

EPS – Basic	0.01	(0.31)	(0.02)	0.01	0.03	0.05	0.04	0.01

EPS – Diluted	0.01	(0.31)	(0.02)	0.01	0.03	0.05	0.04	0.01

Effective tax rate (1)	23.9%	24.1%	24.1%	24.1%	24.1%	24.3%	24.3%	24.3%

Adjusted net income (loss) attributable to shareholders of Akumin	(142)	1,874	2,743	1,222	1,912	6,345	4,300	3,900

Adjusted EPS – Basic (2)(3)	0.00	0.03	0.04	0.02	0.03	0.09	0.06	0.06

Adjusted EPS – Diluted (2)(3)	0.00	0.03	0.04	0.02	0.03	0.09	0.06	0.06

Cash	122,725	44,396	27,357	28,075	16,620	23,389	17,476	22,018

Total assets	804,413	718,685	710,236	701,928	689,635	683,001	655,126	633,982

Right of use assets	124,605	127,062	132,131	130,739	130,337	126,676	124,955	123,942

Total assets, excluding right of use assets	679,808	591,623	578,105	571,189	559,298	556,325	530,171	510,040

Total debt	613,669	537,858	501,090	498,784	493,210	478,584	453,614	437,662

Operating lease liabilities	130,281	132,299	137,417	135,626	133,380	129,050	126,621	125,011

Total debt, excluding operating lease liabilities	483,387	405,559	363,673	363,158	359,830	349,534	326,993	312,651

Non-controlling interests	5,530	5,526	5,377	4,932	4,723	4,544	4,406	4,272

Shareholders’ equity (common)	135,313	134,206	155,673	156,655	155,348	152,519	148,496	144,960

Capital (4)	495,976	495,369	491,989	491,738	498,558	478,664	458,013	435,593

(1)	Akumin’s estimated effective tax rate is a blend of U.S. federal and state statutory tax rates for the period.
(2)	Some quarters may have one-time adjustments and as a result the sum of the quarters in any fiscal year may not equal the contribution of that fiscal year.
(3)	Adjusted EPS means Adjusted net income (loss) attributable to shareholders of Akumin divided by Akumin’s weighted average common shares outstanding for the period (basic or diluted).
(4)	Capital is defined as shareholders’ equity plus total debt excluding operating lease liabilities less cash.

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Consolidated Statements of Operations & Comprehensive Income (Loss) (in thousands, except EPS)	Three-month period ended Mar 31, 2021	Year ended Dec 31, 2020	Year ended Dec 31, 2019

Revenue	66,889	251,283	247,436

Net income (loss) attributable to shareholders of Akumin	681	(20,398)	9,428

EPS – Basic	0.01	(0.29)	0.14

EPS – Diluted	0.01	(0.29)	0.14

During the quarterly periods presented above, the Company experienced significant growth through acquisitions. The quarter-to-quarter results have been impacted by the timing of these acquisitions as well as generally weaker business environment since the start of the COVID-19 pandemic. See “Recent Developments” and “Factors Affecting the Comparability of Our Results” of this MD&A for additional information.

Liquidity and Capital Resources

General

The Company’s objective is to maintain a capital structure that supports its long-term growth strategy, maintains creditor and customer confidence, and maximizes shareholder value.

The capital structure of the Company consists of its capital stock, contributed surplus and debt.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company’s objectives when managing capital are to ensure the Company will continue to have sufficient liquidity so it can provide its services to its customers and returns to its shareholders. As the Company has primarily grown through acquisitions, it has raised debt and equity to partly finance such transactions. The details regarding any such issuances during the three-month period ended March 31, 2021 are noted in the Q1 2021 Financial Statements.

As at March 31, 2021, the Company had cash of $122,725. As at March 31, 2021, the Company’s working capital (currents assets excluding cash, less accounts payable and accrued liabilities) was $55,430 (2020 - $60,836). The decrease in working capital was mainly due to the accrued interest expense on the 2025 Senior Notes during the three-month period ended March 31, 2021. This interest expense is paid every six months. During the three-month period ended March 31, 2021, the Company did not enter into any material deferral payment arrangements with its vendors due to COVID-19.

As at March 31, 2021, the Company had $467,890 of senior loans payable. As of March 31, 2021, $411 of these liabilities are due within one year. As at March 31, 2021, substantially all of the Company’s assets were pledged as security for senior loans. Under the 2025 Senior Notes, there are no maintenance financial covenants, rather there are incurrence-based covenants. The Company is in compliance with the covenants and has no events of default under the indenture of the 2025 Senior Notes as at March 31, 2021.

As at March 31, 2021, we had operating lease liabilities of $130,281, consisting mainly of leases with remaining term of more than one year, primarily for office space. As of March 31, 2021, $9,417 of these liabilities are due within one year. As at March 31, 2021, the Company had finance lease liabilities of $15,497. As of March 31, 2021, $3,432 of these liabilities are due within one year. The Company believes it is in compliance with the terms of its leases in all material respects.

We believe that our current sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur for at least the next 12 months. Historically, we have financed our growth through acquisitions via both privately issued capital in the equity and/or debt capital markets and publicly issued equity, and we expect to continue to do so. We expect to gain additional access to the public equity and/or debt capital markets to support our growth strategy. There can be no assurance, however, that our business will generate sufficient

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q1 2021        18

cash flows from operations or that future borrowings will be available under our credit facility or otherwise to enable us to service our indebtedness, or to make capital expenditures in the future. Our future operating performance and our ability to service or extend our indebtedness will be subject to future economic conditions and to financial, business, and other factors, many of which are beyond our control. See the “Summary of Factors Affecting our Performance” and “Risk Factors” sections of this MD&A for additional information.

Lending Arrangements and Debt

2025 Loans

On November 2, 2020, the Company closed an offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025. The net proceeds from this offering were used to repay in full the Company’s senior debt incurred by the Company in May 2019 and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, including professional service affiliates of the Company, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the November 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million. The management determined the fair value of the 2025 Senior Notes to be their face value net of debt issuance costs of approximately $11.5 million. As at December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of approximately, $389 million.

On February 11, 2021 the Company completed a private offering of $75 million aggregate principal amount of additional 7.00% senior secured notes due November 2025 (the “New Notes” and together with the 2025 Senior Notes, the 2025 Senior Notes). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes. The Company has applied part of the net proceeds from the New Notes for acquisitions (see “Recent Developments – Subsequent Events”) and expects to use the balance of the net proceeds for future acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes. The New Notes were issued at 5.0% premium to their face value of $75 million net of debt issuance costs of approximately $1.1 million (it is considered a Level 2 liability as described in note 12 in the Q1 2021 Financial Statements). The premium on issuance of New Notes of $3.75 million is being amortized to interest expense over the remaining term of the 2025 Senior Notes. The Company also received accrued interest on the New Notes from November 2, 2020 to February 10, 2021 of approximately $1.4 million. This accrued interest was repaid by the Company along with the rest of the accrued interest towards the end of the six month period ended May 1, 2021. As at March 31, 2021, the 2025 Senior Notes had a face value of $475 million and an amortized cost balance of approximately, $467 million.

November 2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into the November 2020 Revolving Credit Agreement with BBVA USA, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million, with sub-limits for the issuance of letters of credit and for swingline loans. The November 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes (and the New Notes). The November 2020 Revolving Facility will mature on the date that is five years after the issue date; provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date, then the November 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the November 2020 Revolving Facility Maturity Date.

The availability of borrowings under the November 2020 Revolving Facility is subject to customary terms and conditions. The November 2020 Revolving Facility was undrawn at November 2, 2020. The issuance costs related to this credit facility were approximately $2.0 million (including approximately $0.9 million related to the previous Revolving Facility since the settlement of the Revolving Facility was considered debt modification for accounting purposes). These costs are included in security deposits and other assets in the balance sheet and are being amortized to interest expense over the term of the 2025 Revolving Facility. As at March 31, 2021, the November 2020 Revolving Facility had a face value and amortized cost balance of $nil (2019 - $nil).

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q1 2021        19

Wesley Chapel Loan

The Company, through a subsidiary, has a purchase money secured loan (the “Wesley Chapel Loan”) having a face value of $2,000 as of August 15, 2018 which has been used to finance the purchase of equipment and related installation at a clinic location near Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023, has monthly repayments of $38 and is secured only against the equipment financed. The Wesley Chapel Loan was recognized at fair value of $1,908 on August 15, 2018 using an effective interest rate. As of March 31, 2021, the face value of the Wesley Chapel Loan was $1,029 (amortized cost of $985).

ADG Acquisition Earn-out

A portion of the purchase price payable in respect of the Company’s acquisition of its Georgia business on May 31, 2019, was subject to an earn-out (the “ADG Acquisition Earn-out”) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital.

Management estimated the fair value of the ADG Acquisition Earn-out liability as at the acquisition date at approximately $14.7 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – Earn-out liability. Subsequently, the ADG Acquisition Earn-out liability estimate was revalued at approximately $14.8 million as at December 31, 2019. During 2020, this liability was revalued at approximately $9.4 million based on a settlement reached in November 2020 pursuant to the terms of the purchase agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in financial instruments revaluation in the consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the balance was paid in May 2021 pursuant to the process outlined in the related purchase agreement, a copy of which is in the Company’s public disclosure at www.sedar.com and www.sec.gov. During the twelve month period ended December 31, 2020, the Company recognized a gain of approximately $5.5 million due to changes in fair value of the ADG Acquisition Earn-out liability.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2021:

Payment Schedule (in $ 000s)	Total	Less than 12 months	13-36 months	37-60 months	More than 60 months

Accounts payable and accrued liabilities	44,352	43,006	1,346	-	-

2025 Notes	475,000	-	-	475,000	-

Wesley Chapel Loan	1,029	411	618	-	-

Earn-out liability	4,689	4,689	-	-	-

Leases	236,447	22,376	42,047	36,000	136,024

Total	761,517	70,482	44,011	511,000	136,024

Financial Instruments

The Company’s financial instruments at March 31, 2021 consisted of cash, accounts receivable, accounts payable and accrued liabilities, 2025 Senior Notes, Wesley Chapel Loan, ADG Acquisition Earn-out, and leases. The fair values of these financial instruments, except the 2025 Senior Notes, Wesley Chapel Loan, and ADG Acquisition Earn-out, approximate carrying value because of their short-term nature. The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant.

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Financial assets measured at amortized cost include cash and accounts receivable. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities, leases, 2025 Senior Notes and Wesley Chapel Loan. Amortization is recorded using the effective interest rate method. The Company classifies the derivative financial instruments as financial assets or liabilities at fair value through profit or loss. The Company classifies the ADG Acquisition Earn-out as a financial liability at fair value through profit or loss. During 2020, the value of the ADG Acquisition Earn-out was determined to be $9.4 million and was paid and satisfied in accordance with the underlying agreement as discussed above.

The Company’s financial instruments are exposed to certain financial risks including credit risk, currency risk and interest rate risk. Refer to note 12 of the Q1 2021 Financial Statements for further discussion regarding risk management arising from financial instruments. There have been no significant changes in the composition of its financial instruments since December 31, 2020.

Off-Balance Sheet Arrangements

The Company has not engaged in any off-balance sheet financing transactions except for letters of credit of approximately $100 as at March 31, 2021. The letters of credit provide security to certain landlords for the Company’s obligations under certain real estate leases. The letters of credit are cash collateralized with the financial institutions that issued the letters of credit.

Share Information

As of the date of this MD&A, we have 71,153,427 common shares issued and outstanding. If all of the stock options of the Company that have been issued and are outstanding pursuant to our stock option plan were to be exercised, including options that are not yet exercisable, we would be required to issue up to an additional 5,830,120 common shares, or approximately 8.19% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

In addition, if all of RSUs that have been issued and are outstanding pursuant to the RSU plan of the Company were to be exercised, including RSUs that are not yet exercisable, we would be required to issue up to an additional 779,032 common shares, or approximately 1.09% of our issued and outstanding common shares as of the date of this MD&A on a non-diluted basis.

As of the date of this MD&A, there are no warrants of the Company outstanding.

Related Party Transactions

In the normal course of business, the Company engages in transactions with its wholly owned and controlled subsidiaries. Balances and transactions between the Company and its wholly owned and controlled subsidiaries have been eliminated on consolidation in the Company’s consolidated financial statements.

The Company transacts with key individuals from management who have the authority to plan, direct, and control the activities of the Company, including through employment agreements and stock-based compensation plans. Key management personnel are defined as the executive officers of the Company and the board of directors, including the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Chief Financial Officer and Corporate Secretary and Senior Vice Presidents.

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Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. As additional information becomes available or actual amounts are determinable, the recorded estimates are revised and reflected in operating results in the period in which they are determined.

Accounts Receivable

Accounts receivable are generally non-interest bearing, unsecured obligations due from patients and third-party payers. They are recognized initially at net realizable value and are subsequently measured at amortized cost less loss allowances. In addition to the implicit price concessions considered and recorded when the service was performed, at each reporting period, the Company estimates the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payors). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Accounts receivable are considered to be in default when customers have failed to make the contractually required payments when due. Implicit price concessions are recorded as a reduction in revenue with an offsetting amount reducing the carrying value of the receivable. When a receivable is considered uncollectible, the receivable is written off against the allowance for bad debts account.

Impairment of Goodwill and Long-Lived Assets

Goodwill is recognized as the fair value of the consideration transferred, less the fair value of the net identifiable assets acquired and liabilities assumed, as at the acquisition date. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill acquired in business combinations is allocated to reporting units that are expected to benefit from the synergies of the combination. The determination of reporting units and the level at which goodwill is monitored requires judgment by management. The Company’s reporting units generally represent individual business units below the level of the Company’s operating segment. Goodwill is tested annually for impairment as at October 1 or whenever indicators of impairment are present by comparing the carrying amount of the reporting units against its fair value.

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. If any indication exists, the Company estimates the recoverable amount.

The Company assesses the recoverability of the assets based on the undiscounted future cash flows expected from the use and eventual disposition of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded.

Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell.

AKUMIN INC  |  Management’s Discussion and Analysis  |  Q1 2021        22

Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in the consolidated statements of operations and comprehensive income (loss). Current income tax expense represents the amount of income taxes payable based on tax law that is enacted at the reporting date and is adjusted for changes in estimates of tax expense recognized in prior periods. A current tax liability or asset is recognized for income taxes payable, or paid but recoverable, in respect of all periods to date.

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is more likely than not that future taxable income will be available to utilize such amounts. Deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that the related tax benefits will be realized. When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value. For net deferred tax assets, estimates of future taxable income are considered in determining whether net deferred tax assets are more likely than not to be realized. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Business Combinations

The Company accounts for business combinations using the acquisition accounting method. The total purchase price is allocated to the assets acquired and liabilities assumed based on fair values as at the date of acquisition. Goodwill as at the acquisition date is measured as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interests in the acquired company over the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed. Any non-controlling interests in the acquired company are measured at their fair value. Best estimates and assumptions are used in the purchase price allocation process to accurately value assets acquired and liabilities assumed at the business combination date. These estimates and assumptions are inherently uncertain and are subject to refinement. As a result, during the measurement period, which may be up to one year from the business combination date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. On conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income (loss) in the period in which the adjustments were determined.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with GAAP. In designing such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements. Additionally, management is required to use judgment in evaluating controls and procedures.

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There were no changes in our internal control over financial reporting that occurred during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As at March 31, 2021, we have assessed the effectiveness of our internal control over financial reporting and disclosure controls and procedures using the Committee of Sponsoring Organizations of the Treadway Commission’s 2013 framework. Based on their evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these controls and procedures are effective.

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s annual information form dated March 31, 2021 for its fiscal year ended December 31, 2020 (the “Annual Information Form”), which is available in the Company’s public filings at www.sedar.com and www.sec.gov.

In addition, we are exposed to a variety of financial risks in the normal course of operations, including risks relating to cash flows from operations, liquidity, capital reserves, market rate fluctuations and internal controls over financial reporting. Our overall risk management program and business practices seek to minimize any potential adverse effects on our consolidated financial performance. Financial risk management is carried out under practices approved by our Audit Committee. This includes reviewing and making recommendations to the board of directors regarding the adequacy of our risk management policies and procedures regarding identification of the Company’s principal risks, and implementation of appropriate systems and controls to manage these risks.

Additional Information

Additional information relating to the Company, including the Annual Information Form, is available in the Company’s public filings at www.sedar.com and www.sec.gov. The Company’s common shares are listed for trading on the NASDAQ and the Toronto Stock Exchange under the symbol “AKU”.

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